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                                 UNITED STATES              | SEC FILE NUMBER  |
                      SECURITIES AND EXCHANGE COMMISSION    |                  |
                            Washington, D.C. 20549          --------------------
                                                            |   CUSIP NUMBER   |
                                  FORM 12b-25               |                  |
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                          NOTIFICATION OF LATE FILING


(Check One):  [X] Form 10-K  [_] Form 20-F  [_] Form 11-K
              [_] Form 10-Q  [_] Form N-SAR

     For Period Ended:       January 31, 1999
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     [_]  Transition Report on Form 10-K
     [_]  Transition Report on Form 20-F
     [_]  Transition Report on Form 11-K
     [_]  Transition Report on Form 10-Q
     [_]  Transition Report on Form N-SAR

     For the Transition Period Ended:
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 Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  Not Applicable
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PART I--REGISTRANT INFORMATION
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Full Name of Registrant:    LINKON CORPORATION
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Former Name if Applicable:  Not Applicable
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Address of Principal Executive Office (Street and Number)

140 Sherman Street
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City, State and Zip Code

Fairfield, Connecticut  06430
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PART II--RULES 12b-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]    (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]    (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[_]    (c)  The accountant's statement or other exhibit required by
            Rule 12b-25(c) has been attached if applicable.
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PART III--NARRATIVE
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State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q,
N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

The Company's extremely precarious working capital position has prevented the Company from being able to file its Form 10-KSB on a timely basis without unreasonable effort or expense, both because the Company's management has been preoccupied with dealing with creditors and attempting to raise capital and because the Company and its outside auditors are still determining if the Company's financial statements can be prepared on a "going concern" basis.
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PART IV--OTHER INFORMATION
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(1) Name and telephone number of person to contact in regard to this notification:

             Thomas V. Cerabona           (203)           319-3125
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                   (Name)              (Area Code)     (Telephone #)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no identify report(s).
                                                                   [X]Yes  [_]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                   [X]Yes  [_]No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    The Company anticipates reporting a loss of approximately $2.68 million for the twelve months ended January 31, 1999, as compared to a loss of approximately $1.65 million for the twelve months ended January 31, 1998. The increased net loss is primarily due to approximately $890,000 of increased selling, general and administrative expenses and a decrease in the Company's profit margins from 40% to approximately 33%, partially offset by an approximately $380,000 increase in revenues, an approximately $127,000 decrease in net interest expense and an approximately $110,000 extraordinary item (gain on retirement of note) in the more recent fiscal year.

                              Linkon Corporation
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                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  April 30, 1999                     By: /s/Thomas V. Cerabona
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                                         Thomas V. Cerabona
                                         Chief Financial Officer

                                                                SEC 1344 (11-91)